Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A. ATTORNEYS AND COUNSELORS AT LAW

Daniel H. April

Janet Clow

David F. Cunningham

Patrick J. Dolan

John M. Hickey

C.W.N. Thompson, Jr.

March 17, 2016

Via EDGAR correspondence and E-Mail

Ashley Vroman-Lee

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street N.E.

Washington, D.C. 20549

Re:	Thornburg Investment Trust

Registration Number under the Securities Act of 1933: 33-14905

Registration Number under the Investment Company Act of 1940: 811-05201

Dear Ms. Vroman-Lee:

I state below the above-referenced registrant’s responses to the comment received from the staff on March 10, 2016 respecting post-effective amendment no. 109 to its Registration Statement under the Investment Company Act of 1940, filed on Form N-1A on February 1, 2016, relating to the Thornburg Capital Management Fund (the “Fund”).

The revision described below is expected to be made in substantially the same form described in a post-effective amendment to the registrant’s Registration Statement under the Investment Company Act of 1940, which we expect to file in the near future in respect of the Fund.

Prospectus Comment. The staff asked the registrant to clarify what the registrant means by the term “satisfactory quality” in the sentence within the section captioned “Principal Investment Strategies” that reads:

Under normal circumstances, the Fund invests 100% of its net assets in a portfolio of short-term debt obligations which are considered by Thornburg to be of satisfactory quality, consistent with the Fund’s investment goal.

Response. The registrant believes that the term “satisfactory quality” in this context is generally understood to refer to investment grade obligations, and that was the registrant’s intended meaning in using that phrase in the Fund’s prospectus. In view of the staff’s request for clarification, however, the registrant will revise the referenced disclosure to read substantially as follows:

Under normal circumstances, the Fund invests 100% of its net assets in a portfolio of short-term debt obligations rated at the time of purchase as investment grade or, if unrated, judged to be of comparable quality by Thornburg, consistent with the Fund’s investment goal.

460 St. Michael’s Drive	E-mail: dan_april@catchlaw.com	Tel.: (505) 988-2900
Suite 1000	Web address: www.catchlaw.com	Extension 103
Santa Fe, New Mexico 87505		Fax: (505) 988-2901

Ashley Vroman-Lee

March 17, 2016

This letter constitutes our representation, on behalf of the registrant, that the registrant will not raise as a defense in any securities related litigation the comments raised by the staff in respect to the described amendment. We understand that the staff’s request for this representation, and the registrant’s representation, should not be construed as confirming that there is or is not, in fact, an inquiry, investigation or other matter involving the registrant.

Please contact me or Charles Thompson with any questions. We appreciate the staff’s time and attention to our filings.

Sincerely,

/s/ Daniel April

Daniel April

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A. ATTORNEYS AND COUNSELORS AT LAW